PLATINUM GROUP METALS LTD.
328 – 550 Burrard Street
Vancouver, British Columbia
Canada  V6C 2B5

ANNUAL GENERAL MEETING	Notice of Annual General Meeting of Shareholders Management Information Circular

Place:	328 – 550 Burrard Street Vancouver, British Columbia V6C 2B5

Time:	2:00 p.m. (Vancouver time)

Date:	Tuesday, January 8, 2008

PLATINUM GROUP METALS LTD.

CORPORATE DATA
Head Office
328 – 550 Burrard Street
Vancouver, British Columbia
Canada  V6C 2B5

Directors and Officers
R. Michael Jones – President, Chief Executive Officer & Director
Frank R. Hallam – Chief Financial Officer, Corporate Secretary & Director
Peter C. Busse – Chief Operating Officer
Barry W. Smee – Director
Iain D.C. McLean – Director
Eric H. Carlson– Director

Registrar and Transfer Agent
Computershare Investor Services Inc.
3rd Floor – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Legal Counsel
Gowling Lafleur Henderson LLP
2300 – 1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1J1

Auditor
PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7

Stock Exchange Listing
Toronto Stock Exchange (“TSX”)
Symbol  “PTM”
American Stock Exchange (“AMEX”)
Symbol “PLG”

PLATINUM GROUP METALS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Platinum Group Metals Ltd. (the “Company”) will be held at the offices of the Company at 328 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, on Tuesday, the 8th day of January, 2008 at the hour of 2:00 p.m. (local time), for the following purposes:

1.	To receive the Annual Report;

2.
To receive the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2007 (with comparative statements relating to the preceding fiscal year) together with the report of the auditors thereon;

3.	To elect directors;

4.	To appoint the auditors;

5.	To consider and, if thought fit, to pass an ordinary resolution approving amendments to the Articles of the Company; and

6.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Annual Report referred to in item 1 above, as well as the audited financial statements and notes thereto for the financial year ended August 31, 2007, a Management Information Circular, a form of proxy and an annual request form.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Management Information Circular accompanying this Notice.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Management Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 23rd day of November, 2007.

BY ORDER OF THE BOARD

(signed) “R. Michael Jones”

President, Chief Executive Officer & Director

PLATINUM GROUP METALS LTD.

MANAGEMENT INFORMATION CIRCULAR

(containing information as at November 23, 2007 unless indicated otherwise)

  SOLICITATION OF PROXIES

This Management Information Circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of Platinum Group Metals Ltd. (the “Company”) for use at the Annual General Meeting of shareholders of the Company (and any adjournment thereof) to be held at 2:00 p.m. (Vancouver time) on January 8, 2008 (the “Meeting”) at the place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

  APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholder in the accompanying form of proxy are the Chief Executive Officer and Chief Financial Officer, respectively, of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc. of 3rd Floor, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

  REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 (Attention: Daniel M. Allen) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

  INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly: ADP Investor Communications Services (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Company has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBO’s.  By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  As a result if you are a NOBO of the Company, you can expect to receive a scannable Voting Instruction Form (“VIF”) from Computershare Investor Services Inc.  Please complete and return the VIF to  Computershare Investor Services Inc. in the envelope provided or by facsimile.  In addition, telephone voting and internet voting can be found in the VIF.  Computershare Investor Services Inc. will tabulate the results of the VIF’s received from the Company’s NOBO’s and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF’s they receive.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to registered shareholders of record unless specifically stated otherwise.

  VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the shareholder appointing the proxyholder on any ballot that may be called for; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL, SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

  VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	unlimited common shares without par value
Issued and Outstanding:	61,474,247 common shares without par value as at November 23, 2007.
Only shareholders of record holding common shares at the close of business on November 23, 2007, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each share registered in that shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting. Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and senior officers of the Company, the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
Geologic Resource Partners LLC(1)(2)	6,262,800	10.19%
NOTES:

(1)	An institutional Money Manager of Boston, MA.
(2)	Also holds or controls 850,000 share purchase warrants exercisable at $1.75 per share until March 6, 2008.

  ELECTION OF DIRECTORS

The Board of Directors has determined the number of directors at five and presently consists of five directors. It is proposed to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named by management as proxyholders in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).

The following table and notes thereto sets out the name of each person proposed to be nominated by management for election as a director, his province and country of residence, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at November 23, 2007:

Name, Position and Province or State, and Country of Residence(1)	Principal Occupation and Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares beneficially owned, directly or indirectly, or controlled or directed(2)
R. MICHAEL JONES President, Chief Executive Officer and Director British Columbia, Canada	Chairman, President, and Chief Executive Officer of the Company and a predecessor company from 2000 to present.	Feb. 18, 2002(3)	1,394,972(4)
FRANK HALLAM (10) Chief Financial Officer, Director and Corporate Secretary British Columbia, Canada	Chartered Accountant since 1993; Chief Financial Officer of the Company and the founder of a predecessor company from 1983 to present.	Feb. 18, 2002(5)	520,014
BARRY W. SMEE(6) (7) (10) Director British Columbia, Canada	President of Smee & Associates, a private consulting, geological and geochemistry company, since 1990.	Feb. 18, 2002(3)	33,100
IAIN D.C. MCLEAN(6) (7) (10) Director British Columbia, Canada	General Management Consultant. Former CEO of Municipal Software Corporation of Canada, a software development company based in Victoria BC. Former Vice President and General Manager of Total Care Technologies, a division of Ad Opt Technologies Inc, a medical software development company.	Feb. 18, 2002(8)	141,839
ERIC CARLSON(6) (7) Director British Columbia, Canada
Chartered Accountant since 1985; President and Chief Executive Officer of Anthem Properties Corp., an investment group specializing in the acquisition and management of residential and office properties in Canada and the United States, since July 1994.
		Feb. 22, 2005	60,800(9)
NOTES:

(1)	The information as to the municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)	Served as a director of one of the Company’s predecessors from February 24, 2000 to February 18, 2002.
(4)	Of these shares 946,000 are held by 599143 B.C. Ltd. (a company 50% owned by Mr. Jones and 50% owned by Mr. Jones’ wife).
(5)	Served as a director of one of the Company’s predecessors from March 11, 1983 to February 18, 2002.
(6)	Denotes member of the Audit Committee.
(7)	Denotes member of the Compensation Committee.
(8)	Served as a director of one of the Company’s predecessors from October 9, 2000 to February 18, 2002.
(9)	Of these shares, 33,800 are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson.
(10)	Denotes member of Governance and Nominating Committee

  AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor. Please refer to the Company’s Annual Information Form dated November 29, 2007 (the “2007 AIF”) with respect to the fiscal year ended August 31, 2007.  A copy of the 2007 AIF has been filed on SEDAR (www.sedar.com).

  STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officers” means the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeded $150,000. It also includes any individual who would have been one of the Company’s three most highly compensated executive officers except that individual; was not serving as an executive officer at the end of the most recently completed financial year.

The Company’s Named Executive Officers are R. Michael Jones, the President and CEO of the Company and Frank Hallam, the CFO of the Company.

  Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs granted (#)(2)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
R. Michael Jones, President & CEO	2007 2006 2005	Nil Nil Nil	$50,250 $50,000 Nil	$170,341(3) $145,980 $137,794	230,000/Nil Nil/Nil 250,000/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Frank R. Hallam, CFO	2007 2006 2005	$153,450 $123,750 $114,900	$40,000 $30,000 $20,000	Nil Nil Nil	220,000/Nil Nil/Nil 226,000/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
NOTES:

(1)	Fiscal year ended August 31.
(2)	Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.
(3)
These fees were paid to Mr. Jones from September 1, 2006 to August 31, 2007 pursuant to a consulting services agreement dated August 1, 2006 for management and administrative services. Prior to such time, Mr. Jones was paid for such services pursuant to a management services agreement dated April 1, 2005 and February 27, 2001. For further information regarding the employment agreements of Messrs. Jones and Hallam, see “Termination of Employment, Change in Responsibilities and Employment Contracts”.

  Long Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is any plan providing compensation intended to motivate performance over a period greater than one fiscal year. A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company has not granted any LTIPs during the past fiscal year.

  Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer’s shares. No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended August 31, 2007.

  Option Grants During The Most Recently Completed Fiscal Year

No stock options were granted to the Named Executive Officers during the fiscal year ended August 31, 2007.

  Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets forth details of all stock options exercised by the Named Executive Officers during the fiscal year ended August 31, 2007 and the value of unexercised stock options held by the Named Executive Officers on an aggregated basis as of August 31, 2007:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Fiscal Year-End (#)(1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End (#)(1)(2) Exercisable/ Unexercisable
R. Michael Jones	120,000	$276,000	480,000/0	$858,100
Frank Hallam	42,000	$87,780	503,000/0	$787,440
NOTES:

(1)	As freestanding SARs have not been granted, the number of shares relate solely to the Company’s options.
(2)
Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on August 31, 2007 (being the last day of the Company’s fiscal year end on which such shares traded) of $3.54 per share, less the exercise price of the stock options granted.

  Option and SAR Repricings

During the fiscal year ended August 31, 2007, no options held by the Named Executive Officers were repriced. The Company has not granted any freestanding SARs.

  Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Company’s officers and key employees. The Company does not provide retirement benefits for directors or executive officers.

  Termination of Employment, Change in Responsibilities and Employment Contracts

The Company may terminate the consulting services agreement between R. Michael Jones and the Company dated August 1, 2006 on notice without cause upon payment of 3 months’ typical consulting fees and provision of benefits made available to officers of the Company from time to time on terms determined by the Board of Directors for the earlier of 3 months or until Mr. Jones obtains comparable benefits from another source. The services agreement includes a provision whereby Jones shall have 60 days from the date of a change of control of the Company to elect in writing whether or not he wishes to terminate the agreement, after which time he shall be deemed to have elected not to do so. If Jones elects to terminate the agreement, then he shall give written notice of his election to the Company and the agreement shall terminate 30 days from the day of such notice. Jones shall then, from the date of termination, be entitled to receive from the Company in one lump sum the equivalent of one year’s compensation, defined as $185,000.

Under an employment agreement dated August 1, 2006 between Frank Hallam and the Company, the Company may terminate summarily and without notice, or payment in lieu of notice, severance payments, benefits, damages or any sums whatsoever, in the event that there is just cause for termination of Mr. Hallam’s employment. Mr. Hallam’s employment agreement may be terminated on notice by the Company to Mr. Hallam without cause upon payment to him at termination of 3 months’ base salary and provision of benefits made available to officers of the Company at the discretion of the Board of Directors. The employment agreement includes a provision whereby Hallam shall have 60 days from the date of a change of control of the Company to elect in writing whether or not he wishes to terminate the agreement, after which time he shall be deemed to have elected not to do so. If Hallam elects to terminate the agreement, then he shall give written notice of his election to the Company and the agreement shall terminate 30 days from the day of such notice. Hallam shall then, from the date of termination, be entitled to receive from the Company in one lump sum the equivalent of one year’s compensation, defined as $165,000.

  Composition of the Compensation Committee

The Company’s Compensation Committee is comprised of two unrelated directors, Messrs. Smee and McLean. All members of the Compensation Committee are directors of the Company.

  REPORT ON EXECUTIVE COMPENSATION

The Company’s principal goal is to create value for its shareholders. The Company’s compensation philosophy is based on the objectives of linking the interests of the executive officers with both the short and long-term interests of the Company, of linking executive compensation to the performance of the Company and the individual and of compensating executive officers at a level and in manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills.

The Compensation Committee’s primary responsibility is to make recommendations for approval by the board of directors with respect to the appointment and remuneration of executive officers of the Company. The Committee evaluates the performance of the Company’s senior executive officers, as well as reviews the design and competitiveness of the Company’s compensation plans for all of its employees.

The Compensation Committee believes that it is important to award incentive stock options as part of an overall compensation package intended to engage new employees directly with the aims of shareholders and provide incentive. It is intended that such options be considered as part of a package in the overall mix of remuneration. The Compensation Committee has implemented a process of evaluating employees on a regular basis and PTM management is responsible for preparing an individual evaluation process for each employee and then conduct reviews on an annual basis. The evaluation framework is objective where a number of factors are judged for each employee. The same evaluation parameters are used for each review period.

The Company’s executive compensation program is administered by the Compensation Committee of the board of directors. The Compensation Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the board of directors with respect to the appointment and remuneration of executive officers of the Company.  The Committee held five meetings during 2007.

  Executive Compensation

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are competitive with corporations of a comparable size and stage of development within the mineral exploration industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders. Compensation for each of the Named Executive Officers consists of a base salary, along with annual incentive compensation in the form of a performance based bonus, and a longer term incentive in the form of stock options.

  Base Salary

The Committee approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer companies in the mineral exploration industry. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Committee has approved agreements with respect to the base payments to be paid to the Chief Executive Officer and Chief Financial Officer. The Committee’s recommendations for such amounts and base salaries are then submitted for approval by the Board of the Company.

  Annual Bonus

Senior managers are eligible for annual incentive awards. Corporate performance, as assessed by the board of directors, determines the aggregate amount of bonus to be paid by the Company to all eligible senior managers in respect of a fiscal year.

The aggregate amount of bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows the Company to effectively recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

  Stock Options

The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

The Committee has sole discretion to determine the key employees to whom it recommends that grants be made and to determine the terms and conditions of the options forming part of such grants. The Committee approves ranges of stock option grants for each level of executive officer. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval.

The foregoing report has been furnished by the Compensation Committee as of November 23, 2007.

  Performance Graph

The following graph compares the yearly percentage change in the Company’s cumulative total shareholder return on common shares of the Company with the cumulative total return of the S&P/TSX Composite Index, assuming reinvestment of dividends, since August 31, 2002 to August 31, 2007.

	2002	2003	2004	2005	2006	2007
PTM	100	65	116	120	187	369
S&P/TSX Composite	100	114	127	161	183	207

  Compensation of Directors

Except as described below, the Company does not compensate its directors in their capacities as such.

Director	No. of Options Held	Directors’ Fees/Committee Participation	Consulting Fees
Barry Smee	300,000	$25,000	$9,380
Iain McLean	300,000	$25,000	$2,200
Eric Carlson	350,000	$25,000	Nil
  Other Director Compensation

Pursuant to a term sheet dated April 21, 2003 and amended August 12, 2003, the Company entered into a service agreement with MAG Silver Corp. (“MAG”) to provide office space and administrative support services to MAG at a cost of $12,000 per month plus expenses.  MAG is related to the Company by way of common directors and officers: R. Michael Jones, Chairman, President, CEO and a director, Frank Hallam, CFO and director and Eric Carlson, a director.  During fiscal 2007, the Company received $138,210 from MAG pursuant to this arrangement.

The Company entered into a Sublease Agreement with Anthem Works Ltd. dated August 5, 2004 for the rental of the Company’s office premises at Suite 328, 550 Burrard Street, Vancouver, B.C. The Company began occupying this facility on October 1, 2004 on a three year lease and the current annual obligation is approximately $96,269.  Anthem Works Ltd. is related by a director in common, Eric Carlson.

During fiscal 2007, the Company received $67,200 for services during the year from West Timmins Mining Inc. (“WTM”). WTM is related by way of common directors and officers: R. Michael Jones, Chairman, President, CEO and a director, Frank Hallam, CFO and director and Eric Carlson, a director.

  DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in the attached Schedule “A”.

  INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company’s last completed fiscal year, no director, executive officer or employee, or any former director, executive officer or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

  SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATIONS PLANS

The Plan is administered by the Board of Directors or such committee of the Board as may be designated by the Board (the “committee”). Options may be granted pursuant to the Plan to the Company’s directors, senior officers, employees, non-employee directors, management company employees and consultants to purchase common shares on such terms that the Board or committee may determine, subject to the limitations of the plan and the rules of applicable regulatory authorities. The exercise price for options granted under the Plan may not be less than the closing price of the Company’s common shares on the TSX on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used.  Options under the Plan are non-assignable and are exercisable for a period of up to ten years from the date the option is granted, subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

The following table provides information regarding the Plan, being the only compensation plan in effect as of the end of the Company’s most recently completed fiscal year, under which securities of the Company are authorized for issuance to directors, senior officers, employees, non-employee directors, management company employees, and consultants:

  EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	3,545,375 (1)	$1.56	2,553,500(2)(3)
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total	3,545,37545	$1.56	2,553,500(3)
NOTES:

(1)	This represents 5.81% of the Company’s issued and outstanding share capital.
(2)	This represents 4.19% of the Company’s issued and outstanding share capital.
(3)	1,060,125 as at September 1, 2006.

The Plan contains the following additional terms and conditions:

(a)	the number of optioned common shares granted to insiders during any 12 month period may not exceed 10% of the issued shares of the Company;

(b)	the number of optioned common shares reserved for issuance under stock options granted to Insiders may not exceed 10% of the issued shares of the Company:

(c)	the number of optioned common shares granted to any one individual during any 12 month period may not exceed 5% of the issued shares of the Company;

(d)	the number of optioned shares granted to any one consultant during any 12 month period may not exceed 2% of the issued shares of the Company;

(e)
the number of optioned common shares granted to all persons employed to provide investor relations activities (as a group) may not exceed 2% of the issued shares of the Company during any 12 month period;

(in each case calculated as of the date of grant of the option, including all other shares under option to such person at that time)

(f)
 the exercise price for options granted under the Plan may not be less than the closing price of the Company’s common shares on the TSX on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and it there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used);

(g)	options may be exercisable for a period of up to 10 years;

(h)
the options are non-assignable and non-transferable.  The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan.  Options granted to any optionee who is a Director, Employee, Consultant or Management Company Employee must expire within ninety (90) days after the optionee ceases to be in at least one of these categories;

(i)
in the event of death of the optionee, the outstanding options shall remain in full force and effect and exercisable by the heirs or administrators of the deceased optionee in accordance with the terms of the agreement for one (1) year from the date of death or the balance of the option period, which ever is earlier; and

(j)
options granted to consultants engaged to perform investor relations activities must be subject to a vesting requirement, whereby such options will vest over a period of not less than 12 months, with a maximum of 25% vesting in any three month period.

  CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

No proposed director of the Company is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer of any company that, while the person was acting in that capacity:

(a)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

  PERSONAL BANKRUPTCIES

During the ten years preceding the date of this Information Circular, no proposed director of the Company has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

  INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein, and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons has, since September 1, 2006 (being the commencement of the Company’s last completed financial year), had any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

  APPOINTMENT OF AUDITORS

Unless such authority is withheld, the person named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants of Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, as auditors of the Company and to authorize the directors to fix their remuneration.  PricewaterhouseCoopers LLP, Chartered Accountants were first appointed auditors of the Company on August 7, 2007 upon the resignation at the request of the Company of Deloitte & Touche LLP, Charted Accountants the former auditors. Schedule “C” to this Information Circular contains the Notice of Change of Auditors and the letters from the former and successor auditors in accordance with the requirements of National Instrument 51-102.

  MANAGEMENT AND CONSULTING CONTRACTS

John Gould, Managing Director of Platinum Group Metals (RSA) (Proprietary) Limited, the Company’s wholly-owned subsidiary incorporated under the laws of the Republic of South Africa provided management and consulting services to the Company. During fiscal 2007, Mr. Gould was paid and/or accrued $166,000 for management and consulting services rendered. Mr. Gould had a formal agreement, dated March 1, 2006 and was paid by the Company in accordance to the terms of the agreement. Mr. Gould’s contract was terminated on October 10, 2007.

Other than as set forth under “Termination of Employment, Change in Responsibilities and Employment Contracts” in this Information Circular, the Company has not entered into any further management contracts.

  INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last fiscal year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

  PARTICULARS OF MATTERS TO BE ACTED UPON

  Amendment to the Company’s Articles

The shareholders of the Company will be asked to consider and, if thought fit, pass an ordinary resolution (the "Ordinary Resolution"), with or without variation, to amend the Company's current Articles, the text of which is attached as Schedule “B” to this Information Circular.

The proposed amendments to the Company’s current Articles are necessary as a result of the proclamation into force of the Securities Transfer Act (British Columbia) (the “STA”) on July 1, 2007 which act establishes rules for the transfer of investment securities that reflect international practices.  The STA recognizes the use of electronic record-keeping and uncertificated securities and addresses both securities that are directly held (issued by the issuer to the investor) and those that are indirectly held (issued to securities intermediaries, and held on behalf of the investor).  It also sets out the rights and obligations of issuers, purchasers, transferors, transferees and other persons and bodies in relation to those securities.

With the enactment of the STA, a number of consequential amendments were made to the Business Corporations Act (British Columbia) and as a result, the Company wishes to amend sections 1.1, 2.3, 2.6, 5.1, 5.2, 6.1 and 6.2 of its Articles to ensure they reflect and remain consistent with the current provisions of the Business Corporations Act (British Columbia).

The material concerns arising from the amendments to the Business Corporations Act (British Columbia) and which are reflected in the proposed amendments to the Articles include the following:

1.
Recognition of a “protected purchaser” under the STA, meaning a purchaser of a certificated or uncertificated security, or of an interest in the security, who: (a) gives value; (b) does not have notice of any adverse claim to the security, and (c) obtains control of the security.

2.
If the shares of which a shareholder is the registered owner are not uncertificated shares, such shareholders will be entitled either to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name; or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate.

3.
Where a share certificate of a shareholder is lost, destroyed or wrongfully taken, such shareholder will be required to notify the Company of such circumstance within a reasonable period of time and request a replacement before the Company receives notice that such share certificate has been acquired by a person who qualifies as a “protected purchaser” under the STA.

4.
Where a new share certificate is issued to replace a share certificate which is lost, destroyed or wrongfully taken, the Company may recover such new certificate if a “protected purchaser” presents the original share certificate for the registration of transfer

In reviewing the Articles, the Company also identified some minor grammatical errors in sections 1.1, 2.7, 2.10, 20.4 and 24.3 which it wishes to correct through the amendment of such sections.

In addition, the Company has identified portions of the Articles which it wishes to alter or amend to provide clarification about certain matters as follows:

1.
The Company wishes to amend Section 12.6 to, among other things, clarify that the proxy provisions contained in the Articles are applicable only insofar as they are not inconsistent with, among other things, the rules of any exchange on which the securities of the Company are listed.

2.	The Company wishes to amend section 12.9 to clarify that that a proxy holder need not be a shareholder so long as the Company is a public company.

3.	The Company wishes to amend and expand section 24.2 to establish the circumstances under which a notice sent by fax or email (as opposed to ordinary mail) is deemed to be received.

4.
The Company wishes to add a new section 24.6 to provide that until such time as a shareholder informs the Company in writing of his or her new address, the Company shall not be required to send further notices, statements, reports or other records to such shareholder, if on two consecutive occasions a record sent to such shareholder is returned because the shareholder cannot be located.

A complete black-line of the proposed amendments to the Articles, showing all deletions and additions, has been included with the proxy materials for the Meeting.

Shareholders will be asked at the Meeting to approve these amendments in the form of the resolution set forth in Schedule “B” to this Information Circular (the “Amendment”).

The Amendment is by way of an ordinary resolution which must be passed by at least a simple majority of the votes cast by shareholders entitled to vote who are represented in person or by proxy at the Meeting who vote in respect of that resolution.

  ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons designated by management as proxyholders in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

  ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles – Platinum Group Metals Ltd.”  The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed fiscal year and may be viewed on the SEDAR website. Shareholders of the Company may request copies of the Company’s consolidated financial statements and related management discussion and analysis by contacting Platinum Group Metals Ltd., at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, attention R. Michael Jones, President; or by telephone: 604-899-5450.

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement	The Company’s Approach
1. Board of Directors – (a)Disclose identity of directors who are independent.	(a)The Company’s three independent directors are Messrs. Barry W. Smee, Eric H. Carlson and Iain D. C. McLean.
(b)Disclose identity of directors who are not independent and describe the basis for that determination.
(b)The Company’s two non-independent directors are Messrs. R. Michael Jones and Frank R. Hallam. These two directors are non-independent insofar as they hold senior executive positions with the Company.

(c)Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.
(c)The board is composed of three independent and two non-independent directors.
(d)If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

(d)The following directors are presently also directors of other issuers as listed:
R. Michael Jones is also a director of Jerico Explorations Inc. (TSXV), West Timmins Mining Inc. (TSX) and MAG Silver Corp. (TSX)
Frank R. Hallam is also a director of Jerico Explorations Inc. (TSXV) and West Timmins Mining Inc. (TSX) and a senior officer of MAG Silver Corp. (TSX)
Barry Smee is also a director of Almaden Minerals Ltd. (TSX).
Eric Carlson is also a director of MAG Silver Corp. (TSX) and West Timmins Mining Inc. (TSX)

(e)Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

(e)The independent directors of the board do not hold meetings at which non-independent directors and members of management are not in attendance. The Company holds regular quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

(f)Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

(f)The board does not presently have an independent director as the chair of the board, but plans to appoint a lead director. R. Michael Jones, the Company’s President and CEO, chairs the meetings of the board and actively seeks out the views of independent directors on all board matters.

(g)Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.
 (g)The Company has held 7 board meetings since September 1, 2006, the beginning of its most recently completed financial year. The attendance record for its five directors is: R. Michael Jones (7/7), Frank R. Hallam (7/7), Barry W. Smee (6/7), Iain D. C. McLean (7/7) and Eric H. Carlson (5/7).

2.Board Mandate–
Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
The board assumes responsibility for stewardship of the Company, including overseeing all of the operation of the business, supervising management and setting milestones for the Company. The board reviews the statements of responsibilities for the Company including, but not limited to, the code of ethics and expectations for business conduct.
The board approves all significant decisions that affect the Company and its subsidiaries and sets specific milestones towards which management directs their efforts.

The strategic planning process is carried out at each board meeting where there are regularly reviewed specific milestones for the Company. The corporate milestones are incorporated into senior management’s bonus scheme where performance bonuses are matched to the corporate objectives and milestones. The board reviews the strategic plan at each meeting, usually at least once quarterly.

The strategic planning process incorporates identifying the main risks to the Company’s objectives and ensuring that mitigation plans are in place to manage and minimize these risks. In addition to the typical currency, commodity, mining exploration and development risks, the board has identified additional risk with respect to timely conversion of exploration rights and the granting of final mining authorizations on the Company’s properties in South Africa. To mitigate these risks the Company is working closely with its BEE partner and Anglo Platinum in South Africa, and is in frequent dialogue with the representatives of the Department of Minerals and Energy. This dialogue has been initiated long in advance of the permissions and authorization expiration dates and in advance of the dates required for the Company’s strategic plan. The board is updated regularly as to the status of these discussions.

The board appoints senior management. As the Company has grown it has seen that management has also grown, mitigating risk with respect to succession planning. At this time two executives are in place with sufficient experience to assume the CEO role in the case of the loss of the CEO.

The board as a whole, given its small size, is involved in developing the Company’s approach to corporate governance; however, the board recently established a Governance and Nomination Committee to review and make recommendations on matters including, but not limited to: corporate governance in general; size and composition of the board in the short and long-term; CEO succession planning; and policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements.

The board approves all of the Company’s major communications, including annual and quarterly reports and press releases with specific review of financial disclosure by the Audit Committee . The board also approved the hiring of a communications manager to oversee all of the Company’s communication and ensure a consistent and well-delivered message of the Company’s objectives, achievements and results. In accordance with its recently adopted Timely Disclosure, confidentiality and Insider trading Policy, three (3) corporate spokespersons have been formally designated.  The communication policy of the Company is to circulate all press releases to technical staff and all responsible people involved in press release material. This policy ensures that shareholders receive information not only from the senior management point of view but from the viewpoint of the project staff. Shareholder feedback, when significant, is also communicated directly back to the board.

The board and the Audit Committee examine the effectiveness of the Company’s internal control processes and information systems. The board, and the Audit Committee, consults with the auditor with respect to these systems. The Company also initiated a process in 2005 to work towards compliance with the new Sarbanes-Oxley regulations in the United States well in advance of the deadline for corporations of the Company’s size. This process involved the work of a full time senior accounting advisor in consultation with the Company’s auditors and was completed in November 16, 2007. In general, transactions over a CDN$50,000 limit or involving mineral properties require the board’s approval. Project budgets are brought before the board on a regular basis. The board’s direction with respect to these budgets are communicated back to project staff.

The number of scheduled board meetings varies with circumstances but a minimum of 3 meetings are held annually. In addition, special meetings are called as necessary. The Chairman establishes the agenda at each board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda and each director has the ability to raise subjects that are not on the agenda at any board meeting. Meeting agendas and other materials to be reviewed and/or discussed for action by the board are distributed to directors in time for review prior to each meeting.
Board members have full and free access to senior management and employees of the Company.

3.Position Description –
(a)Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(a)The board does not currently have a separate chair. The chair of each of the Audit Committee, Compensation Committee and Governance and Nomination Committee has a clear written charter from the board to carry out his responsibilities. Please refer to the Company's Annual Information Form with respect to the fiscal year ended August 31, 2007, which is filed on SEDAR (www.sedar.com).

(b)Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
(b)The board has developed a written position description for the CEO.
4.Orientation and Continuing Education –
(a)Briefly describe what measures the board takes to orient new directors regarding i.The role of the board, its committees and its directors, and ii.The nature and operation of the issuer’s business.
(a)The Company does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Company as well as being oriented on relevant corporate issues by the CEO. The recently established Governance and Nomination Committee is expected to review, approve and report to the board on the orientation process for new directors.

(b)Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

(b)The board currently does not provide continuing education for its directors. By using a board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the board operates effectively and efficiently.  The recently established Governance and Nomination Committee is expected to review, approve and report to the board on plans for the ongoing development of existing board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current.

5.Ethical Business Conduct –
(a)Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
i.Disclose how a person or company may obtain a copy of the code;
ii.Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
iii.Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(a)The board has adopted a written code of ethics and expectations for business conduct for the directors, officers and employees of the Company. The code is stated in the responsibilities section of the Company’s annual report, a copy of which is filed on SEDAR (www.sedar.com).
The Company’s Governance and Nomination Committee monitors compliance with the code.

(b)Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(b)Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.  In addition, the Company’s Code of Business Conduct and Ethics requires all directors to obtain the specific permission of the Governance and Nomination Committee prior to becoming involved in certain activities that create or gives the appearance of a conflict of interest.

A thorough discussion of the documentation related to material transaction is required for review by the board, particularly independent directors.

(c)Describe any other steps that board takes to encourage and promote a culture of ethical business conduct.
(c)The board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct.  The Board has also adopted a Code of Business Conduct and Ethics which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing.  It is a reminder to all directors, officers and employees of the seriousness of the Company’s commitment and compliance with the Code of Business Conduct and Ethics is mandatory for every director, officer and employee of the Company or any of its subsidiaries.

6.Nomination of Directors -
(a)Describe the process by which the board identifies new candidates for board nomination
(a)All of the Company’s directors are involved in the search for new directors.  A new director should have direct experience in the mining business and significant public company experience. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector.

The board recently established a Governance and Nomination Committee which is responsible for making recommendations on: (i) the desired qualifications, demographics, skills and experience for potential directors; (iii) an interview process for potential candidates for board membership, and (iv) a list of future candidates for board membership after taking into account the competencies and skills that the board as a whole should possess, the competencies and skills that the existing directors possess, the competencies and skills of the proposed nominee and the amount of time and resources the proposed nominee can devote as a member of the board.  In addition, the Governance and Nomination Committee is also responsible for making recommendations annually regarding potential nominees for election as members of the board.

(b)Disclose whether or not the board has a nominating committee composted entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
(b)The board has a nominating committee with two independent directors and one non-independent director
(c)If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
(c)In addition to the responsibilities listed above, the Governance and Nomination Committee is responsible for providing the board with recommendations relating to corporate governance in general, including, without limitation:  (a) all matters relating to the stewardship role of the Board in respect of the management of the Corporation, (b) Board size and composition, including the candidate selection process and the orientation of new member, and (c) such procedures as may be necessary to allow the Board to function independently of management. The Committee meets at least once per year.

7.Compensation --
(a)Describe the process by which the board determines the compensation for the issuer’s directors and officers.
(a)The board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Directors’ compensation is in the form of stock options. The Company’s Compensation Committee reviews and recommends to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers, including the CEO.  This includes incentive plan design and other remuneration.

(b)Disclose whether or not the board has a compensation committee composed entirely of independent directors.	(b)The board has a Compensation Committee composed entirely of independent directors.
(c)If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
(c)The Compensation Committee’s primary responsibility is to approve or provide the board with recommendations relating to compensation of executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Corporation’s compensation and benefits plans. The Compensation Committee meets annually to review and set the remuneration for the upcoming year.

(d)If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
(d)The Company has felt no need to retain any compensation consultants or advisors at any time since the beginning of the Company’s most recently completed financial year.
8.Other Board Committees –
If the board has standing committees other than the audit and compensation committees, identify the committees and describe their function.	The Company does not presently have any standing committees other than the Audit Committee, the Compensation Committee and the Corporate Governance and Nomination Committee.
9. Assessments –
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

The recently established Governance and Nomination Committee, is responsible for establishing appropriate processes for the regular evaluation of the effectiveness of the board and its members and its committees and their charters.  It is also responsible for reviewing: (i) the performance of individual directors, the board as a whole, and committees of the board; (ii) the performance evaluation of the chair of each board committee; (iii) regularly, the performance evaluation of the CEO, including performance against corporate objectives.

The Governance and Nomination Committee is in the process of establishing an appropriate process for the regular evaluation of the board, its committees and the directors and will conduct regular assessments in accordance with its mandate.

Previously, the Audit Committee, as part of their annual review, assessed the effectiveness of the board and its independence. The Audit Committee assessed the adequacy of the information provided, the regular nature of the communication between the board and management and reviewed whether management was following the mandated strategic direction as set out in the board’s direction and management milestones.

In addition, the board assessed the CEO’s effectiveness in attaining the Company’s corporate objectives, budgets and milestones.

Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of board members and senior staff.

SCHEDULE “B”
ORDINARY RESOLUTION OF THE SHAREHOLDERS OF
PLATINUM GROUP METALS LTD.
(the “Company”)

RE:AMENDMENTS AND ADDITIONS TO THE COMPANY’S ARTICLES

WHEREAS the Company wishes to amend its Articles to reflect recent legislative amendments resulting from the enactment of the Securities Transfer Act (British Columbia);

AND WHEREAS the Company wishes to amend its Articles to clarify that the proxy provisions contained in the Company’s Articles apply only insofar as they are not inconsistent with the rules of any exchange on which the securities of the Company are listed;

AND WHEREAS the Company wishes to amend its Articles to clarify the that a proxy holder need not be a shareholder so long as the Company is a public company;

AND WHEREAS the Company wishes to correct grammatical errors in Section 1.1, 2.7, 2.10, 20.4 and Section 24.3 of its Articles;

AND WHEREAS the Company wishes to amend its Articles to clarify the circumstances under which a notice sent in accordance with the Company’s Articles is deemed to be received;

AND WHEREAS the Company wishes to amend its Articles to include a provision dealing with undelivered notices;

NOW THEREFORE BE IT RESOLVED as an ordinary resolution that:

A.           Securities Transfer Act (British Columbia)

1.	The Company is hereby authorized to add the following definitions to Section 1.1 of the Company’s Articles:

(a)	“appropriate person” has the meaning assigned in the Securities Transfer Act;

(b)	“protected purchaser” has the meaning assigned in the Securities Transfer Act;

(c)
“securities legislation” means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; “Canadian securities legislation” means the securities legislation in any province or territory of Canada and includes the Securities Act (British Columbia); and “U.S. securities legislation” means the securities legislation in the federal jurisdiction of the United States and in any state of the United States and includes the Securities Act of 1933 and the Securities Exchange Act of 1934; and

(d)
“Securities Transfer Act” means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act.

2.	The Company is hereby authorized to delete Section 2.3 of the Company’s Articles in its entirety and to replace it with the following:

“2.3           Shareholder Entitled to Certificate or Acknowledgment

Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or an acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.”

3.	The Company is hereby authorized to delete Section 2.6 of the Company’s Articles in its entirety and to replace it with the following:

“2.6           Replacement of Lost, Destroyed or Wrongfully Taken Certificate

If a person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a new share certificate, if that person:

(1)           so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;

(2)           provides the Company with an indemnity bond sufficient in the Company’s judgment to protect the Company from any loss that the Company may suffer by issuing a new certificate; and

(3)           satisfies any other reasonable requirements imposed by the directors.

A person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.”

4.
The Company is hereby authorized to add the following section as Section 2.7 of the Company’s Articles and make appropriate amendments to section numbers and cross references to section numbers required as a result of such addition:

“2.7           Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights on the indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.”

5.	The Company is hereby authorized to delete Section 5.1 of the Company’s Articles in its entirety and to replace it with the following:

“5.1           Registering Transfers

Subject to the Business Corporations Act, a transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(1)           in the case of a share certificate that has been issued by the Company in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(2)           in the case of a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate that has been issued by the Company in respect of the share to be transferred, a written instrument of transfer that directs that the transfer of the shares be registered, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(3)           in the case of a share that is an uncertificated share, a written instrument of transfer that directs that the transfer of the share be registered, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

(4)           such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser.”

6.	The Company is hereby authorized to delete Section 5.2 of the Company’s Articles in its entirety and to replace it with the following:

“5.2           Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors or the transfer agent for the class or series of shares to be transferred.”

7.	The Company is hereby authorized to delete Section 6.1 of the Company’s Articles in its entirety and to replace it with the following:

“6.1           Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares.  Before recognizing a person as a legal personal representative of a shareholder, the directors may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.”

8.	The Company is hereby authorized to delete Section 6.2 of the Company’s Articles in its entirety and to replace it with the following:

“6.2           Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, if appropriate evidence of appointment or incumbency within the meaning of s. 87 of the Securities Transfer Act has been deposited with the Company.  This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder’s name and the name of another person in joint tenancy.”

B.           Proxy Provisions

9.	The Company is hereby authorized to delete Section 12.6 of the Company’s Articles in its entirety and to replace it with the following:

“12.6                      Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any Canadian securities legislation applicable to the Company or any U.S. securities legislation applicable to the Company or any rules of an exchange on which securities of the Company are listed.”

10.	The Company is hereby authorized to amend Section 12.9 by adding the following subsection:

“(4)           the Company is a public company, or is a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of these Articles or to which the Statutory Reporting Company Provisions apply.”

C.           Grammatical Errors

11.	The Company is hereby authorized to amend Section 1.1 by replacing the word “the” in the definition of “legal personal representative” with the word “a”.

12.	The Company is hereby authorized to amend Section 1.1 by deleting the word “and” following the definition of “registered address”.

13.	The Company is hereby authorized to amend Section 2.7 by adding the words “represented by” immediately following the words “representing the same number of shares as”.

14.
The Company is hereby authorized to amend the current Section 2.9 by: (i) adding the word “required” immediately following the words “(except as”; (ii) deleting the word “provided”; and (iii) replacing the words “registered holder of such share” with the word “shareholder”.

15.	The Company is hereby authorized to amend Section 20.4 by replacing the word “thinks” with “think”.

16.	The Company is hereby authorized to amend Section 24.3 by replacing the words “acting in that behalf for the Company” with the words “acting in that capacity on behalf of the Company”.

D.           Notice Provisions

17.	The Company is hereby authorized to delete Section 24.2 of the Company’s Articles in its entirety and to replace it with the following:

“24.2                      Deemed Receipt of Mailing

A notice, statement, report or other record that is:

(1)           mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(2)           faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(3)           emailed to a person to the email address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was emailed on the day it was emailed.”

18.
The Company is hereby authorized to add the following section as Section 24.6 of the Company’s Articles and make appropriate amendments to section numbers and cross references to section numbers required as a result of such addition:

“24.6                      Undelivered Notices

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.”

E.           General Authority

19.
Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

SCHEDULE “C”

CHANGE OF AUDITOR REPORTING PACKAGE

Platinum Group Metals Ltd.
CHANGE OF AUDITOR NOTICE
Pursuant to National Instrument 51-102, Section 4.11

I. Former Auditor

a) On August 7, 2007, Deloitte & Touche LLP resigned as the auditor of Platinum Group Metals Ltd. (the "Company"), at the request of the Company.

b) The auditor's reports of Deloitte & Touche LLP on the financial statements of the Company for the two years ended August 31, 2006 did not contain any reservations as to departures from generally accepted accounting principles or limitation in the scope of the audit.

c) In connection with the audits for the two years ended August 31, 2006 and through to August 7, 2007, there have been no reportable events, as defined in the National Instrument.

II. Successor Auditor

The Company appointed PricewaterhouseCoopers LLP as its new auditor as of August 7, 2007. The Audit Committee considered and approved the appointment.

Dated at Vancouver, British Columbia this 9th day of August 2007.

Platinum Group Metals Ltd.

Eric Carlson, Chairman of the Audit Committee

R. Michael Jones, President and Chief Executive Officer

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

August 15, 2007

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia St.
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4

Autorité des marchés financiers
800, square Victoria, 22e étage
C.P. 246, tour de la Bourse
Montréal (Québec) H4Z 1G3

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, Ontario M5H 3S8

Dear Sirs:

Subject: Platinum Group Metals Ltd. – Change of Auditor

We confirm that we have reviewed the notice of change of auditor dated August 9, 2007 prepared by the Company and forwarded to us in accordance with National Instrument 51-102 and, based upon the information known to us at this time, we agree with the information contained therein.

Our understanding is that the notice will read as follows:

Platinum Group Metals
Change of Auditor Notice
Pursuant to National Instrument 51-102, Section 4.11

1 Former Auditor

a) On August 7, 2007, Deloitte & Touch LLP resigned as the auditor of Platinum Group Metals Ltd. (the "Company"), at the request of the Company.

b) The auditor's reports of Deloitte & Touche LLP on the financial statements of the Company for the two years ended August 31, 2006 did not contain any reservations as to departures from generally accepted accounting principles or limitation in the scope of the audit.

c) In connection with the audit for the two years ended August 31, 2006 and through to August 7, 2007, there have been no reportable events, as defined in the National Instrument.

Member of
Deloitte Touche Tohmatsu

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

August 13, 2007

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission

Dear Sirs:

We have read the statements made by Platinum Group Metals Ltd. in the attached copy of Change of Auditor Notice dated August 9, 2007, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated August 9, 2007 except that we have no basis to agree or disagree with the following statements: "In connection with the audits for the two years ended August 31, 2006 and through to August 7, 2007, there have been no reportable events, as defined in the National Instrument."

Yours very truly,

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity